Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December, 2014

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of a Meeting of the Board of Directors, December 10, 2014
2.	Material Notice – Share Repurchase Program

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (07/2014)

Date, Time and Location:

December 10th, 2014, at 2:30 p.m., at the Company's headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:
The undersigned Members of the Board of Directors.

Decisions:

The members of the Board of Directors examined and decided on the following matters:

1.	Proposal on Oxiteno's strategic positioning, the Company's businesses in the chemicals segment.

2.	The Company's operational and investment plan for 2015.

3.	The Anti-Corruption and Relationship with Public Officers Policy.

4.	In compliance with the provisions of art. 28 of the Company's Bylaws, the program for the repurchase of shares issued by the

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
held on December 10th, 2014)

Company, according to the following terms and conditions ("Share Repurchase Program"):

a.
Period: the maximum period for the acquisition of Company's shares under the Share Repurchase Program will be 365 days, from December 12, 2014 to December 11, 2015. The Company's Executive Board shall set the dates on which the repurchase will actually be carried out;

b.	Number of shares outstanding: the number of the Company's shares outstanding is 548,666,940;

c.
Maximum number of shares to be repurchased: the limit of shares to be repurchased by the Company under the Share Repurchase Program is up to six million five hundred thousand (6,500,000) common shares, representing 1.2% of the Company's total shares outstanding;

d.
Purpose: Company's shares acquired under the Share Repurchase Program will be kept in treasury, and may be subsequently cancelled or disposed of (also in the context of the Company's stock plan). The Company understands that the Share Repurchase Program is an attractive alternative to the use of its financial resources; and

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
held on December 10th, 2014)

e.
Intermediary Institutions: acquisition transactions under the Share Repurchase Program will be carried out at market price on BM&FBOVESPA's trading floor, through the intermediation of the following financial institutions:

•	ITAÚ CV S.A.
Av. Brigadeiro Faria Lima, nr 3.500 – 3rd floor, part – São Paulo / SP

•	MORGAN STANLEY CTVM S.A.
Av. Brigadeiro Faria Lima, nr 3.600 – 6rd floor – São Paulo / SP

•	MERRIL LYNCH S.A. CTVM
Av. Brigadeiro Faria Lima, nr 3.400 – suite 601 – Part A – São Paulo / SP

5.
Debt to be hired by wholly-owned subsidiary Ipiranga Produtos de Petróleo S.A. (“Ipiranga”), through the issuance of simple debentures, non-convertible into shares, guaranteed by third party, to be issued for public distribution with restricted efforts, pursuant to CVM Instruction nr 476 of January 16, 2009, as amended (“Debentures”), as well as authorized the Company to guarantee the main and ancillary obligations under the third (3rd) issuance by Ipiranga (“Issuance”).

a.
The total Issuance amount is up to five hundred million Reais (R$ 500,000,000.00) as of the offering date. Up to five hundred (500) Debentures will be issued, with unit par value of one million Reais (R$ 1,000,000.00), in a single tranche. The Debentures will have semi-annual interest

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
held on December 10th, 2014)

payments, with amortization in equal annual installments starting on the 3rd year and will bear interest corresponding to one hundred and two point five percent (102.5%) of the accumulated variation of the average daily DI rates (Inter-bank deposits of one day), calculated and published daily by CETIP.

b.	The Debentures will have a six-year term, starting from the offering date, except in case of early redemption and early maturity of the Debentures.

c.
The guarantee will be provided without exception or reserve, and the Company will be the guarantor and principal payer, on a joint and several liability basis, of the main and ancillary obligations of Ipiranga in connection with the Debentures up to its final settlement.

6.
To distribute, pursuant to the terms of the plan approved at the extraordinary general meeting of the Company held on November 26, 2003, shares to certain executives of the Company, according to the proposal filed in the Company's headquarters, presented by the Chief Executive Officer and endorsed by the Compensation Committee.

7.
The above matters were approved, with no amendments or qualifications, by all the Board members present, and the Executive Board is hereby authorized to take any and all actions that may be necessary for the entering into, enforcement and implementation of the matters herein approved.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
held on December 10th, 2014)

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read, approved and executed by all the undersigned Members present.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice Chairman

Ana Maria Levy Villela Igel

Ivan de Souza Monteiro

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Paulo Vieira Belotti

Pedro Wongtschowski

Renato Ochman

Item 2

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Listed Company CNPJ nr 33.256.439/0001-39 NIRE 35.300.109.724

MATERIAL NOTICE

ULTRAPAR’S SHARES REPURCHASE PROGRAM

São Paulo, December 10, 2014 – Ultrapar Participações S.A. (“Ultrapar” or “Company”), in compliance to the provisions of the Article 157, paragraph 4 of the Law nr 6.404/76 and to the Brazilian Securities and Exchange Commission (“CVM”) Instructions nr 358 of January 3, 2002, and nr 319 of December 3, 1999, hereby informs that in the meeting of the Board of Directors held today, Ultrapar’s Shares Repurchase Program (“Share Repurchase Program”) was approved, pursuant to the article 28 of its Bylaws, the Article 30, paragraph 1, “b”, of the Law nr 6.404/76, and the CVM Instruction nr 10, of February 14, 1980, under the following terms and conditions:

a) Period: the maximum period for the acquisition of Company's shares under the Share Repurchase Program will be 365 days, from December 12, 2014 to December 11, 2015, and the Company's Executive Board shall set the dates on which the repurchase will actually be carried out;

b) Number of shares outstanding: the number of Ultrapar's shares outstanding is 548,666,940;

c) Maximum number of shares to be acquired: the limit of shares to be acquired by the Company under the Share Repurchase Program is up to six million five hundred thousand (6,500,000) common shares, representing 1.2% of the Company's total shares outstanding;

d) Purpose: Company's shares acquired under the Share Repurchase Program will be kept in treasury, and may be subsequently cancelled or disposed of (including the scope of the Company's stock plan). The Company understands that the Share Repurchase Program is an attractive alternative to the use of its financial resources; and

e) Intermediary institutions: acquisition transactions under the Share Repurchase Program will be carried out at market price on BM&FBOVESPA's trading floor, through the intermediation of the following financial institutions:

ITAÚ CV S.A.
Av. Brigadeiro Faria Lima, nr 3.500 – 3rd floor, part – São Paulo / SP

MORGAN STANLEY CTVM S.A.
Av. Brigadeiro Faria Lima, nr 3.600 – 6th floor – São Paulo / SP

MERRIL LYNCH S.A. CTVM
Av. Brigadeiro Faria Lima, nr 3.400 – suite 601 – Part A – São Paulo / SP

São Paulo, December 10, 2014.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2014

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(Minutes of a Meeting of the Board of Directors, December 10, 2014; Material Notice – Share Repurchase Program)